Cigloo Inc.

Reviewed Financial Statements

From Period of Inception, February 22 thru April 30, 2017

Cigloo Inc.

Table of Contents

PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS



PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders of:
Cigloo Inc.
Wilmington, Delaware

We have reviewed the accompanying financial statements of Cigloo Inc. (a corporation), which comprise the balance sheet as of April 30, 2017, and the related statements of income and retained earnings and cash flows for the period of inception, February 22 thru April 30, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Penchansky & C. PLLC

Penchansky & Co., PLLC
Certified Public Accountants
Manchester, New Hampshire
May 12, 2017

CIGLOO INC.
Balance Sheet
As of April 30,

<u>2017</u>

ASSETS

Current Assets:

Receivable from Shareholders	$	860
Total Current Assets		860
Total Assets	$	860

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities:

Line of Credit	$	137,223
Total Current Liabilities		137,223
Total Liabilities		137,223

Shareholder's Equity:

Common Stock (20,000,000 issued and 8,600,000 outstanding @ $.0001 per share)	860
Retained Earnings (Deficit)	(137,223)
Total Shareholder's Equity	(136,363)
Total Liabilities and Shareholder's Equity	$ 860

See Independent Accountant's Review Report

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CIGLOO INC.
Statement of Income and Retained Earnings
For the Period of Inception, February 22 thru April 30,

	2017	%
Net Revenues	$ 0	0.0%
Operating Expenses		
Advertising	18,777	0.0%
Outside Services	118,445	0.0%
Total Operating Expenses	137,223	0.0%
Net Profit (Loss)	(137,223)	0.0%
Retained Earnings (Deficit) - February 22,	0	0.00
Retained Earnings (Deficit) - April 30,	**$(137,223)**	**0.0%**

See Independent Accountant's Review Report

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CIGLOO INC.
Statement of Cash Flows
For the Period of Inception, February 22 thru April 30,

	2017
Cash Flows from Operating Activities	
Net Income (Loss)	$ (137,223)
Adjustments to reconcile net profit (loss) to net cash provided (used) by operating activities:	
(Increase) Decrease in Shareholder Receivable	(860)
Total Adjustments	(860)
Net Cash Provided (Used) by Operating Activities	(138,083)
Cash Flows from Financing Activities:	
Proceeds From Issuance of Common Stock	860
Proceeds of Line-of-Credit	137,223
Net Cash Provided (Used) by Financing Activities	138,083
Net Increase (Decrease) in Cash and Cash Equivalents	0
Cash and Cash Equivalents - Beginning of Period	0
Cash and Cash Equivalents - End of Period	**$ 0**
Supplemental Cash Flow Disclosures:	
Interest Paid	$ 0
State Income Taxes Paid	$ 0

See Independent Accountant's Review Report



Cigloo Inc.
Notes to the Financial Statements
April 30, 2017

General

Cigloo, Inc. (the "Company") is a Delaware corporation with an address in Wilmington, Delaware. The Company is engaged in the business of delivering virtual multi-platform management systems designed to protect users from malware and ransomware attacks. Cigloo delivers a virtual appliance on top of cloud platforms to enable use of top remote desktop (Daas) and Remote browser (Baas) platforms in a secure manner.

NOTE 1 - Summary of Significant Policies:

A. Basis of Presentation

The Company uses the accrual basis of accounting. Revenue is recognized when it is earned and expenses are recognized when incurred, without regard to the time of receipt or payment.

B. Use of Estimates in Preparation of Financial Statements

Management used estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results may differ.

C. Advertising

The Company follows the policy of charging the costs of advertising to expense as they are incurred.

D. Income Tax Matters:

The Company is a C Corporation for federal and state income tax purposes. Under current accounting standards, the company reports income taxes under the asset and liability method. No provisions for deferred tax assets or liabilities are made in these financial statements since they are not material in 2017.

The Company's evaluation on April 30, 2017 revealed no uncertain tax positions that would have a material effect on the financial statements.

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PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 2 – <u>Line of Credit</u>:

The Company has access to an unsecured line of credit thru an Israeli based company; a limit of $150,000 (or 500,000 New Israeli Shekels) on the line of credit available to Cigloo Inc. The line of credit carries an interest rate of 4.00% at April 30, 2017, but is also tied into the Israeli consumer price index. The balance on the line of credit is $137,223 at April 30, 2017.

NOTE 3 – <u>Related Party Transactions</u>:

During the period ending April 30, 2017, the Company had transactions with a related party. The shareholders of the related party are also the majority shareholders of Cigloo Inc.

NOTE 4 – <u>Research & Development Costs</u>

Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged as of April 30, 2017 are $118,445.

NOTE 5 – <u>Federal and State Taxes</u>:

The Company is a C corporation that is subject to federal and state taxes.

NOTE 5 – <u>Subsequent Events</u>

Subsequent events have been evaluated thru May 12, 2017, which is the date the financial statements were available to be released.

